UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission File Number 000-00121

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
1005 Virginia Drive
Fort Washington, PA 19034

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kulicke and Soffa Industries, Inc.
23A Serangoon North Avenue 5, #01-01, Singapore 554369
1005 Virginia Dr., Fort Washington, PA 19034
(Address of principal executive offices and Zip Code)

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
Financial Statements and Supplemental Schedule
For the years ended December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Plan Committee, Participants, and Plan Administrator of
Kulicke and Soffa Industries, Inc. Incentive Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Kulicke and Soffa Industries, Inc. Incentive Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits (modified cash basis) for the years ended December 31, 2024 and 2023, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Modified Cash Basis of Accounting
As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - schedule of assets (held at end of year) (modified cash basis) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.
We have served as the Plan's auditor since 2005
Kingston, Pennsylvania
June 26, 2025

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Statements of Net Assets Available for Benefits (Modified Cash Basis)
December 31, 2024 and 2023

	2024	2023
Assets:
Investments, at fair value	$172,077,287	$154,521,710
Separate investment account at contract value	10,616,021	11,034,321
Total investments	182,693,308	165,556,031
Receivable:
Notes receivable from participants	551,249	522,471
Net assets available for benefits	$183,244,557	$166,078,502

The accompanying notes are an integral part of these financial statements.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)
For the years ended December 31, 2024 and 2023

	2024	2023
ADDITIONS:
Investment income:
Interest and dividends	$4,996,748	$3,622,599
Net appreciation in fair value of investments	19,575,289	25,062,692
	24,572,037	28,685,291

Interest income on notes receivable from participants	29,226	21,821
Contributions:
Participants	4,842,522	4,783,547
Employer	1,982,469	1,972,516
Rollovers	334,257	234,501
	7,159,248	6,990,564
Total additions	31,760,511	35,697,676

DEDUCTIONS:
Benefit payments	14,429,939	5,584,620
Administrative and other fees	164,517	149,863
Total deductions	14,594,456	5,734,483

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	17,166,055	29,963,193

Net assets available for benefits:
Beginning of year	166,078,502	136,115,309
End of year	$183,244,557	$166,078,502

The accompanying notes are an integral part of these financial statements.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2024 and 2023

1.     DESCRIPTION OF THE PLAN
The following description of the Kulicke and Soffa Industries, Inc. (the “Company”) Incentive Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and Summary Plan Description for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan established on January 1, 1987 and has been periodically amended and restated with the latest restatement on January 3, 2022. Full-time employees who are at least 18 years old are eligible to participate in the Plan. Part-time or temporary employees who are at least 18 years old are eligible to participate after 12 months of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Kulicke and Soffa Industries, Inc. Incentive Savings Plan Committee (the Committee) is responsible for oversight of the Plan. The Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance.
Contributions
The Plan allows for employee contributions and matching Company contributions in varying percentages. The Plan allows participants to make pre-tax and after-tax Roth defined contributions of up to 85% of their compensation, as defined by the Plan, subject to Internal Revenue Service (“IRS”) limitations. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan, unless they affirmatively elect not to participate, with a default deferral rate set at 4% of eligible compensation. Contributions are automatically invested in a designated default fund until changed by the participant. In addition, participants who have attained the age of 50 before the end of the Plan year are eligible to make “catch-up” contributions. Participants may also contribute amounts representing distributions from other qualified plans (known as rollover contributions). Participants direct the investment of their contributions into various investment options offered by the Plan.
The Company matches contributions of 100% of the employee contribution up to 4% of eligible compensation each payroll period. If the employee has 15 years or more of vesting service prior to January 1, 2011, the Company matches contributions of 100% of the employee contribution up to 6% of eligible compensation each payroll period. Eligible “catch-up” contributions made by participants who have attained the age of 50 before the end of the Plan year are not matched. Contributions are subject to certain IRS limitations.
Participant Accounts
Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and Plan earnings, and charged with an allocation of Plan losses, if any, and administrative and other expenses paid by the Plan. Allocations are based upon participant earnings, account balances, or specific participant transactions, as defined. Participants are entitled to their vested account balance upon an eligible distribution event.
Vesting
Participants are vested immediately in their deferral contributions plus actual earnings. Vesting in the Company's matching contributions to a participant's account is based upon years of service. A participant is 50% vested after one year of service and 100% vested after two years of service. If a participant satisfies retirement requirements, dies, or becomes disabled while actively working for the Company, the participant's account becomes 100% vested.
Payment of Benefits
Upon termination of service, a participant or beneficiary is entitled to receive a lump-sum amount equal to the vested value of his or her account. Distributions are subject to the applicable provisions of the Plan.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2024 and 2023 (continued)

Expenses
Certain expenses incurred maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment-related expenses are included in net appreciation of fair value of investments.
Fees for the administration of notes receivable from participants are included in administrative expenses and charged directly to participants' accounts.
SECURE Act 2.0
On December 29, 2022, President Biden signed the Consolidated Appropriations Act (CAA) of 2023, which included the SECURE 2.0 Act of 2022 ("Secure 2.0"), into law. SECURE 2.0 builds on the SECURE Act of 2019 and implemented a number of changes regarding retirement plans and plan sponsors. The Plan document has been amended for provisions required to be effective in 2024 and will be amended in accordance with the required timeline of the act to ensure compliance with the applicable provisions effective after December 31, 2024.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2024 and 2023 (continued)
2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than U.S. generally accepted accounting principles (“GAAP”), and is an acceptable method of reporting under Department of Labor Regulations. The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis. All other transactions are recorded on the cash basis.
Use of Estimates
The preparation of financial statements requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid by the Plan.
Valuation and Description of Investments
Investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 3 for a discussion of fair value investments.
Mutual funds and the Company's common stock are stated at fair value based on quoted market prices. Funds are also held in self-directed brokerage accounts, at the direction of the participant, which consist of mutual funds, common stock and money market accounts which are stated at fair value based on quoted market prices. The Company also offers participants a separate investment account, the MassMutual Diversified SAGIC II.
The Plan entered into a traditional fully benefit-responsive guaranteed investment contract with MassMutual in 2015. The MassMutual Diversified SAGIC II (also known as the MassMutual Diversified Bond Separate Account Guaranteed Interest Contract II), is a market value separate investment account (“SIA”) of MassMutual managed by Barings LLC (“Barings”) and offered under a MassMutual group annuity contract that provides a MassMutual general account guarantee to pay a stated rate of return. This guaranteed rate of return smooths out the daily fluctuations in the bond market. The SIA offers these stable value features: guarantee of principal backed by MassMutual and a fixed crediting rate periodically reset from the SIA’s investment experience and plan level cash flow and fees; full liquidity at book value for participant-directed benefit payments and transfers to "non-competing investments" (defined as certain fixed-income investments and self-directed brokerage accounts); and smooths impact of market fluctuations on participant account balance through fixed crediting rate process. An additional level of security is that assets in the SIA are insulated from the general obligations of MassMutual. The SIA invests in a diversified portfolio of primarily investment-grade fixed income securities (with a potential of up to 25% of assets in below investment-grade debt securities) including but not limited to corporate, U.S. government and agency, foreign issuer and private placement bonds, and mortgage-backed and other asset-backed securities. The credit quality of the portfolio has historically averaged an “A,” and the average credit quality of the portfolio will not be less than an A-/A3. The crediting rate is determined for each individual plan contract based on anticipated market returns in the SIA and the book value account and market value account differential, in addition to any plan-specific contract charges. All bona-fide participant-initiated withdrawals, including benefit payments, loans and transfers to other non-competing investment options, are paid at book value. Transfers to competing fixed income investments are not allowed.
Employer-initiated events, such as layoffs, sale of a business unit, or company merger are considered market value events and are subject to contract discontinuance provisions. The SAGIC average crediting

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2024 and 2023 (continued)
rate was 3.54% for the year ended December 31, 2024 and 4.17% for the year ended December 31, 2023. The crediting rate is based on a formula established by the contract issuer but may not be less than 0%. The crediting rate is reviewed on a quarterly basis for resetting.
Contract value, as reported to the Plan by the fund managers, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
The Plan's ability to receive amounts due is dependent on the issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. No events are probable that might limit the ability of the Plan to transact at contract value with the contract issuers and limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, and (4) a material amendment to the agreement without the consent of the issuer.
The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.
Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the change in the fair value of assets from one period to the next and realized gains and losses.
The preceding methods described may produce a value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the value of certain financial instruments could result in a different fair value measurement at the reporting date.
Contributions
Contributions from the Plan participants and the matching contributions from the employer are recorded in the year in which the employee contributions are withheld from compensation.
Subsequent Events
The Plan has evaluated the effects of events that have occurred subsequent to December 31, 2024 through the filing date of this Form 11-K and have identified no subsequent events.

3.    FAIR VALUE MEASUREMENTS

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2024 and 2023 (continued)
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include
- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Self-directed brokerage accounts: Accounts primarily consist of mutual funds, common stock and money market accounts that are valued on the basis of readily determinable market prices.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2024 and 2023 (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024 and 2023:

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Mutual funds	$157,831,260	$—	$—	$157,831,260
Kulicke and Soffa Industries, Inc. common stock	6,518,177	—	—	6,518,177
Self directed brokerage accounts	7,727,850	—	—	7,727,850
Total investment assets at fair value	$172,077,287	$—	$—	$172,077,287

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Mutual funds	$139,434,149	$—	$—	$139,434,149
Kulicke and Soffa Industries, Inc. common stock	7,976,375	—	—	7,976,375
Self directed brokerage accounts	7,111,186	—	—	7,111,186
Total investment assets at fair value	$154,521,710	$—	$—	$154,521,710

Gains and losses included in changes in net assets available for benefits for the years ended December 31, 2024 and 2023 are recorded in net appreciation in fair value of investments.
The Plan’s policy is to recognize transfers of investments into or out of Level 3 as of the date of the event or change in circumstances that caused the transfer. For the years ended December 31, 2024 and 2023, there were no transfers of investments into or out of Level 3. There are no Plan assets requiring the use of Level 3 inputs for the years presented.

4.    NOTES RECEIVABLE FROM PARTICIPANTS
Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Borrowings are secured by the balance in the participant's vested account and bear interest at rates commensurate with prevailing market rates for similar loans. Participants may only have one loan outstanding at any time. Principal and interest is repaid ratably through payroll deductions. Participants pay a $50 loan initiation fee for each borrowing.
Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged directly to the borrowing participant's account and are included in administrative expenses when incurred. If a participant does not make loan repayments and the plan administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2024 and 2023 (continued)
5.    PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

6.    TAX STATUS
The IRS has determined and informed the Company by a letter dated June 30, 2020, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the relevant trust is tax-exempt.
The Plan administrator evaluates tax positions taken by the Plan and recognizes a tax liability for any uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.    FORFEITURES
Employer contributions forfeited remain in the Plan and are available to offset future employer contributions or to pay Plan expenses. As of December 31, 2024 and 2023, forfeited non-vested accounts totaled $178,116 and $99,256, respectively. For the years ended December 31, 2024 and 2023, $48,000 and $36,000, respectively, was used from the forfeiture account to pay Plan expenses.

8.    RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan assets are managed by Vanguard Fiduciary Trust Co. ("Vanguard") as the trustee of the Plan. Vanguard provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement between the Company and Vanguard. Vanguard receives revenue from mutual fund service providers for services Vanguard provides to the funds. This revenue is used to offset certain amounts owed to Vanguard for its administrative services to the Plan. Prior to January 2, 2011, the Plan sponsor issued the shares of the Company's common stock. As of December 31, 2024 and 2023, the Plan held 139,690 and 145,764 shares, respectively, of the Company’s Common Stock, in the Company Stock Fund, with a market value per share of $46.66 and $54.72 respectively. Therefore, transactions in these investments qualify as party-in-interest transactions. These party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

9.    RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the future and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
EIN 23-1498399 Plan 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)
As of December 31, 2024

(a)	(b)	(c)	(d)	(e)
	Description of Investment	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value	% Of Assets
*	Vanguard Institutional Index Fund Inst'l Shares	Registered Investment Company	N/A	$33,456,036	18.26%
	JPMorgan Large Cap Growth Fund; Class R6	Registered Investment Company	N/A	31,437,965	17.16%
**	MassMutual Diversified SAGIC II	Pooled Separate Account	N/A	10,616,021	5.79%
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	N/A	9,917,564	5.41%
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	N/A	9,854,386	5.38%
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	N/A	8,930,614	4.87%
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	N/A	8,737,023	4.77%
*	Vanguard Total Bond Market Index Fund: Inst'l Shr	Registered Investment Company	N/A	8,569,024	4.68%
*	Vanguard brokerage option	Self-directed Brokerage Account	N/A	7,727,850	4.22%
*	Vanguard Mid-Cap Index Fund Institutional Shares	Registered Investment Company	N/A	7,231,465	3.95%
	Fidelity Total Bond K6 Fund	Registered Investment Company	N/A	6,687,912	3.65%
*	Vanguard Small-Cap Index Fund Institutional Shares	Registered Investment Company	N/A	6,639,927	3.62%
*	Kulicke & Soffa Stock Fund	Company Common Stock	N/A	6,518,177	3.56%
*	Vanguard Developed Markets Index Fund Institutional Shares	Registered Investment Company	N/A	5,674,827	3.10%
	Principal MidCap Fund; Institutional Class	Registered Investment Company	N/A	4,546,269	2.48%
	American Funds EuroPacific Growth Fund; Class R-6	Registered Investment Company	N/A	4,294,478	2.34%
	JPMorgan Equity Income Fund; Class R6	Registered Investment Company	N/A	2,858,745	1.56%
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	N/A	2,418,796	1.32%
	American Funds New Perspective Fund; Class R-6	Registered Investment Company	N/A	1,771,257	0.97%
	American Century Mid Cap Value Fund; Class R6	Registered Investment Company	N/A	1,713,817	0.94%
	Allspring Special Small Cap Value Fund; Class R6	Registered Investment Company	N/A	894,616	0.49%
*	Vanguard Target Retirement Income	Registered Investment Company	N/A	885,670	0.48%
	Fidelity Small Cap Growth K6 Fund	Registered Investment Company	N/A	821,807	0.45%
*	Vanguard Cash Reserves Federal MM Fund Admiral Shares	Registered Investment Company	N/A	474,230	0.26%
*	Vanguard Target Retirement 2070 Fund	Registered Investment Company	N/A	14,832	0.01%

*	Participant loans	Notes receivable from participants, interest rates from (3.25% to 8.5%), maturity dates vary through 2037, secured by account balances	$0	551,249	0.30%

				$183,244,557	100%
*	A party-in-interest as defined by ERISA
**	At contract value
N/A	Cost is not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrator (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

Date: June 26, 2025	By: /s/ Kerri Brechbiel
Kerri Brechbiel
Chairman, Incentive Savings Plan Committee
Kulicke and Soffa Industries, Inc.

INDEX TO EXHIBIT

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm